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                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-12858

                           PEPSI-GEMEX, S.A. DE C.V.
             (Exact name of registrant as specified in its charter)

                                 Avenida Acoxpa
                           Col. San Lorenzo Huipulco
                               Delegacion Tlalpan
                                143 Mexico, D.F.
                                     Mexico

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Global Depositary Shares
                      Ordinary Participation Certificates
                   Series B Common Shares, without par value
               Series L Limited Voting Shares, without par value
                  Series D Preferred Shares, without par value
            (Title of each class of securities covered by this Form)

                 93/4 Guaranteed Series B Senior Notes due 2004
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [X]                      Rule 12h-3(b)(1)(i)   [X]
        Rule 12g-4(a)(1)(ii) [ ]                      Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(2)(i)  [ ]                      Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(ii) [ ]                      Rule 12h-3(b)(2)(ii)  [ ]
                                                      Rule 15d-6 -----------[ ]
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Approximate number of holders of record as of the certification or notice date:

                  Class of Securities                          Number of Holders
                  -------------------                          -----------------
      Global Depositary Shares                                         66
      Ordinary Participation Certificates                               0
      Series B Common Shares, without par value                         7
      Series L Limited Voting Shares, without par value                 7
      Series D Preferred Shares, without par value                      7

Pursuant to the requirements of the Securities Exchange Act of 1934, PEPSI-GEMEX, S.A. DE C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: December 23, 2002                BY:   /s/ LUIS ALEJANDRO BUSTOS OLIVARES
                                             ----------------------------------
                                             Luis Alejandro Bustos Olivares
                                             General Counsel
                                             Pepsi-Gemex, S.A. de C.V.